SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

Information Rights Agreement Disclosure

Pursuant to the Information Rights Agreement between MediWound Ltd. (the “Company”) and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations under Israeli Securities Law. This Form 6-K includes information provided by the Company to CBI on July 28, 2014 pursuant to such contractual obligation.

Further to our press release of May 21, 2014, regarding the initiation of second phase 2 clinical trial of EscharEx for treating chronic and other hard-to-heal wounds, the Company updates that it has recruited the first patient for this trial.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 28, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer